UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Zynerba Pharmaceuticals, Inc.
(Name of Subject Company)
Zynerba Pharmaceuticals, Inc.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
98986X109
(CUSIP Number of Class of Securities)
Armando Anido
Zynerba Pharmaceuticals, Inc.
Chairman and Chief Executive Officer
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333
(484) 581-7505
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura K. Umbrecht, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:
This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony Biosciences”), to acquire all of the issued and outstanding shares of Zynerba’s common stock, par value $0.001 per share (the “Shares”) for (i) $1.1059 per Share in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to mitigate the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth below and should be read in conjunction with the Schedule 14D-9, as amended. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information.
All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed with the SEC on September 14, 2023, remains unchanged. This Amendment is being filed to reflect certain updates as set forth below.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—Summary of MTS Securities Financial Analysis—Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the second full paragraph under such heading beginning on page 42 of the Schedule 14D-9 in its entirety with the following:
In performing this analysis, MTS Securities calculated an implied per share equity value range for the Shares, by:
(a)
discounting to present value as of October 1, 2023 at 18% (reflecting MTS Securities’ analysis of the Company’s weighted average cost of capital) based upon the weighted average cost of capital calculated for the publicly traded comparable companies in the second set of comparable companies identified below under the section titled “—Summary of MTS Securities Financial Analysis – Public Trading Comparable Companies Analysis” and using the mid-year convention. MTS Securities took into account certain financial metrics, including betas, for the selected comparable companies based on MTS Securities’ professional judgment in estimating the weighted average cost of capital:

(i)
the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2023 and ending on December 31, 2038, in Cases 1 through 9, utilized by MTS Securities at the direction of Zynerba management and approved by the Zynerba Board for use by MTS Securities as set forth in the section titled “—Certain Financial Projections”. MTS Securities applied a partial year adjustment factor of 0.25 to the 2023 fiscal year to remove negative cash flows that occurred before October 1, 2023; and

(ii)	tax savings from usage of federal and state net operating losses and future losses as set forth in the

Company Projections. In calculating the tax savings, MTS Securities, as directed by Zynerba management, assumed (i) a Zynerba tax rate of 30% and (ii) a maximum earnings before taxes subject to the net operating loss tax shield of 80%. Per Zynerba management, MTS Securities used a beginning net operating loss balance of approximately $170 million as of January 1, 2023;
(b)
and adding to the foregoing results Zynerba’s estimated net cash of approximately $27 million as of October 1, 2023, plus the cash from an assumed capital raise (the “Capital Raise”), as set forth in the Company Projections and described in the section titled “ – Certain Financial Projections”. In Cases 1 through 6, MTS Securities, at the direction of Zynerba management and as approved by the Zynerba Board, assumed a $10 million Capital Raise issued at $0.46 per unit. It was assumed that each unit would consist of one share and one warrant and priced at Zynerba’s closing share price on August 9, 2023, plus $0.125, per Nasdaq rules. In Cases 7 through 9, MTS Securities, at the direction of Zynerba management and as approved by the Zynerba Board, assumed a $17 million Capital Raise issued at $0.46 per unit. In this scenario, it was assumed that each unit would consist of one share and two warrants and priced at Zynerba’s closing share price on August 9, 2023, plus $0.125 per warrant, per Nasdaq rules.

In all cases (Cases 1-9), it was assumed the Capital Raise was successfully completed on August 9, 2023. At the direction of Zynerba management and as approved by the Zynerba Board, MTS Securities did not consider a terminal value for Zynerba due to the expectation that cash flows from Zygel following the expiration of patent protection with respect to FXS in 2038 would be immaterial.
The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—Summary of MTS Securities Financial Analysis—Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the first and second full paragraphs on page 43 of the Schedule 14D-9 in its entirety with the following:
MTS Securities divided the results of the foregoing calculations by Zynerba’s fully diluted Shares outstanding (determined using the treasury stock method and taking into account in-the-money options, warrants, and restricted stock units consisting of 53.939 million basic shares outstanding (including 3.619 million restricted share awards) and 6.706 million options at various strike prices) as of August 9, 2023 and taking into account the expected dilutive effect of the shares and warrants issued in the Capital Raise, as directed by Zynerba’s management. In Cases 1-6, Zynerba’s fully diluted Shares considers the expected dilutive effect of 21.8 million shares and 21.8 million warrants. In Cases 7-9,  ~~the~~   Zynerba’s fully diluted Shares considers the expected dilutive effect of 37.1 million shares and 74.1 million warrants.
At the direction of Zynerba, MTS Securities conducted certain sensitivity analysis for the purposes of its discounted cash flow analysis using ranges of (i) revenue achievement of 85% to 115%, as provided by Zynerba management, and (ii) weighted average cost of capital of 17% to 19%, reflecting estimates of Zynerba’s average cost of capital, based upon MTS Securities’ analysis of the cost of capital for Zynerba’s comparable company universe and professional judgment.
The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—Summary of MTS Securities Financial Analysis—Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the fourth full paragraph on page 43 of the Schedule 14D-9 in its entirety with the following:
Subsequent to delivery of the MTS Opinion, MTS Securities discovered that the expected dilutive effect of the shares and warrants issued in connection with the Capital Raise for Cases 7-9 should have been 29.1 million and 58.2 million, respectively, reducing the number of fully-diluted  ~~number of~~   shares outstanding for purposes of its  ~~relating to its~~   discounted cash flow analysis presented to the Zynerba Board based upon Zynerba’s  ~~September 2024~~   Cases 7-9. In the delivery of the MTS Opinion, at the direction of Zynerba management and as approved by the Zynerba Board, MTS Securities grouped Cases 7-9 together and referred to them collectively as the September 2024 projections. MTS Securities considered the range of the low value of Case 7 to the high value in Case 9, rounded to the nearest $0.05, as the range of the implied price per Share of Zynerba should the Management Projections contemplating a RECONNECT trial readout by September of fiscal year 2024 occur. Using the correct number of shares, the per share range of values for the Shares would have been $1.00 to $2.15 rather than $0.90 to $ 1.85. MTS Securities advised Zynerba that using this range would not have had any impact on its view of fairness of the Offer to the holders or Shares (other than Excluded Shares).

The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—Summary of MTS Securities Financial Analysis— Public Trading Comparable Companies Analysis” is hereby amended and supplemented by replacing the second full paragraph on page 44 of the Schedule 14D-9 in its entirety with the following:
For Set 1, MTS Securities considered a range of market capitalizations based on the first and third quartiles of the comparable companies data set. MTS Securities then derived implied per Share prices by the fully diluted Shares outstanding of Zynerba (determined using the treasury stock method and taking into account in-the-money options and restricted stock units consisting of 53.939 million basic shares outstanding (including 3.619 million restricted share awards) and 6.706 million options at various strike prices) at the implied per Share price. MTS Securities also derived a range of market capitalization to unadjusted peak sales multiples based on the first and third quartiles of the comparable companies data set. MTS Securities applied the range of multiples to Zynerba management’s estimated unadjusted peak sales of approximately $584 million, excluding licensing and royalty revenues, calculated as the average of unadjusted peak  ~~revenues~~   sales in  ~~Cases~~   Case 4 of approximately $528 million and Case 6 of approximately $639 million, to calculate the implied market capitalization of Zynerba. MTS Securities then derived implied per Share prices by the fully diluted Shares outstanding of Zynerba (determined using the treasury stock method and taking into account in-the-money options and restricted stock units consisting of 53.939 million basic shares outstanding (including 3.619 million restricted share awards) and 6.706 million options at various strike prices) at the implied per Share price. For avoidance of doubt, MTS Securities did not adjust the fully diluted Shares outstanding for the contemplated Capital Raise. The following table reflects the ranges of implied price per Share of Zynerba implied by this analysis, rounded to the nearest $0.05:
The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—Summary of MTS Securities Financial Analysis— Public Trading Comparable Companies Analysis” is hereby amended and supplemented by replacing the third full paragraph on page 44 of the Schedule 14D-9 in its entirety with the following:
For Set 2, MTS Securities considered a range of enterprise values based on the first and third quartiles of the comparable companies data set. MTS Securities then derived implied per Share prices by subtracting Zynerba’s estimated net debt of approximately negative $27 million as of October 1, 2023 (which is equivalent to approximately $27 million cash on hand) and then dividing by the fully diluted Shares outstanding of Zynerba (determined using the treasury stock method and taking into account in-the-money options and restricted stock units consisting of 53.939 million basic shares outstanding (including 3.619 million restricted share awards) and 6.706 million options at various strike prices) at the implied per Share price. MTS Securities also derived a range of enterprise value to unadjusted peak sales multiples based on the first and third quartiles of the comparable companies data set. MTS Securities applied the range of multiples to Zynerba management’s estimated unadjusted peak sales, calculated as the average of unadjusted peak revenues in Cases 4 and 6, to calculate the implied enterprise value of Zynerba. MTS Securities then derived implied per Share prices by subtracting Zynerba’s estimated net debt of approximately negative $27 million as of October 1, 2023 (which is equivalent to approximately $27 million cash on hand) and then dividing by the fully diluted Shares outstanding of Zynerba (determined using the treasury stock method and taking into account in-the-money options and restricted stock units consisting of 53.939 million basic shares outstanding (including 3.619 million restricted share awards) and 6.706 million options at various strike prices) at the implied per Share price. For avoidance of doubt, MTS Securities did not adjust the fully diluted Shares outstanding for the contemplated Capital Raise. The following table reflects the ranges of implied price per Share of Zynerba implied by this analysis, rounded to the nearest $0.05:
The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—Summary of MTS Securities Financial Analysis— Precedent Transactions Analysis” is hereby amended and supplemented by replacing the fourth full paragraph on page 45 of the Schedule 14D-9 in its entirety with the following:
MTS Securities derived a range of enterprise value to unadjusted peak sales multiples based on the first and third quartiles of the comparable companies data set. MTS Securities applied the range of multiples to Zynerba management’s estimated unadjusted peak sales of approximately $584 million, excluding licensing and royalty revenues, calculated as the average of unadjusted peak  ~~revenues~~   sales in  ~~Cases~~   Case 4 of approximately $528 million and Case 6 of approximately $639 million, to calculate the implied enterprise value of Zynerba. MTS Securities then derived implied per Share prices by subtracting Zynerba’s estimated net debt of approximately negative $27 million as of October 1, 2023 (which is equivalent to approximately $27 million cash on hand) and then dividing by the fully diluted Shares outstanding of Zynerba (determined using the treasury stock method and taking into account in-the-money options and restricted stock units consisting of 53.939 million basic shares outstanding (including 3.619 million restricted share awards) and 6.706 million options at various strike prices) at the implied per Share price. For avoidance of doubt, MTS Securities did not adjust the fully diluted Shares outstanding for the contemplated Capital Raise. The following table reflects the ranges of implied price per Share of Zynerba implied by this analysis, rounded to the nearest $0.05:
The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—Summary of MTS Securities Financial Analysis— Precedent Transactions Analysis” is hereby amended and supplemented by replacing the first full paragraph on page 46 of the Schedule 14D-9 in its entirety with the following:
MTS Securities also derived a range of enterprise value to unadjusted peak sales multiples based on the first and third quartiles of the comparable companies data set excluding transactions with program failures. Transactions with program failures include the NightstarTx/Biogen, Clementia/Ipsen, and Wilson/Alexion transactions. MTS Securities applied the range of multiples to Zynerba management’s estimated unadjusted peak sales, calculated as the average of unadjusted peak revenues in Cases 4 and 6, to calculate the implied enterprise value of Zynerba. MTS Securities then derived implied per Share prices by subtracting Zynerba’s net debt and then dividing by the fully diluted Shares outstanding of Zynerba (determined using the treasury stock method and taking into account in-the-money options and restricted stock units consisting of 53.939 million basic shares outstanding (including 3.619 million restricted share awards) and 6.706 million options at various strike prices) at the implied per Share price. For avoidance of doubt, MTS Securities did not adjust the fully diluted Shares outstanding for the contemplated Capital Raise. The following table reflects the ranges of implied price per Share of Zynerba implied by this analysis, rounded to the nearest $0.05:
The disclosure under the heading “Opinion of Zynerba’s Financial Advisor—General” is hereby amended and supplemented by replacing the fourth paragraph under such heading beginning on page 46 of the Schedule 14D-9 in its entirety with the following:
Pursuant to an engagement letter agreement, dated as of November 6, 2015, and engagement letter amendment, dated as of March 10, 2023, by and between Zynerba and MTS Health Partners, Zynerba engaged MTS Health Partners to act as its financial advisor in connection with Zynerba’s consideration, evaluation and/or exploration of certain potential merger and acquisition transactions or similar transactions. As permitted by the terms of the engagement letter and pursuant to MTS Health Partners’ internal policies, MTS Securities, a wholly-owned subsidiary of MTS Health Partners, delivered the MTS Opinion. As compensation for MTS Health Partners’ and its affiliates’ financial advisory services to the Zynerba Board, Zynerba paid a nonrefundable retainer of $100,000 upon execution of the engagement letter (the “Retainer Fee”) and paid MTS Securities a fee of $375,000 for rendering the MTS Opinion in connection with Zynerba’s Board’s consideration of the proposed Transactions with Harmony Biosciences, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion (the “Opinion Fee”). Upon the consummation of the Transactions, Zynerba will be obligated to pay to MTS Health Partners a fee up to approximately $4.375 million, of which consists of (i) the Retainer Fee,  ~~and~~   (ii) the Opinion Fee  ~~will be credited~~  , (iii) approximately $1.525 million that is contingent upon the consummation and closing of the Offer and Merger and (iv) $2.375 million of which is contingent upon the achievement of milestones under the CVR Agreement. In addition, Zynerba has agreed to reimburse to MTS Health Partners and its affiliates for their out-of-pocket expenses incurred, and to indemnify MTS Health Partners and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the engagement letter. MTS Health Partners and its affiliates have not, in the past two years, provided investment banking or financial advisory services to Zynerba or any of its affiliates for which it has received compensation other than for the Transactions as described above. MTS Health Partners and its affiliates have not, in the past two years, provided investment banking or financial advisory services to Harmony Biosciences or any of its affiliates for which it has received compensation.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The disclosure under the heading “Legal Proceedings” is hereby amended and supplemented by replacing all paragraphs under such heading on page 55 of the Schedule 14D-9 in their entirety with the following:
As previously disclosed, in connection with the Transactions, three complaints have been filed by purported Zynerba stockholders against Zynerba and its directors. The complaints are captioned Smith v. Zynerba Pharmaceuticals, Inc., et al., Case No. 1:23-cv-00947-UNA (D. Del., filed August 30, 2023), Floyd v. Zynerba Pharmaceuticals, et al., Case No. 1:23-cv-00958-UNA (D. Del., filed August 31, 2023), and Wilson v. Zynerba

Pharmaceuticals, et al., Case No. 2:23-cv-03502 (E.D. Pa., filed September 8, 2023) (collectively, the “Complaints”). Each of the Complaints generally allege that the Schedule 14D-9 misrepresents and/or omits certain purportedly material information relating to the Company’s financial projections, the analyses performed by the financial advisor to the Board in connection with the Transactions, and the events leading to the signing of the Merger Agreement.
In addition, between August 29 and September 14, 2023, the Company received demand letters from fourteen purported stockholders of the Company alleging that the Schedule 14D-9 omits purportedly material information related to the Transactions, including a demand made by a purported Zynerba stockholder on September 6, 2023, pursuant to Section 220 of the DGCL seeking certain books and records related to the Transactions and related matters (collectively, the “Demand Letters”).
While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending Complaints and Demand Letters described above, in order to moot stockholders’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to stockholders’ claims with the supplemental disclosures set forth herein (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Complaints and Demand Letters described above that any additional disclosure was or is required or material.
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 15, 2023
Zynerba Pharmaceuticals, Inc.

By:	/s/ Armando Anido
Name:	Armando Anido
Title:	Chairman and Chief Executive Officer